Exhibit 99.3

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Highlights Results for 4th Quarter of Fiscal 2011

Vancouver, BC – September 1, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") announces that its fourth quarter results of fiscal year 2011 show significant improvements. As a result of improved operational performance and rising gold prices, a net profit of US$5.4 million was generated during the fourth quarter. This second consecutive profitable quarter confirms the Company’s improved profitability profile. Petaquilla’s accumulated net income of US$7.5 million in the last two quarters of fiscal year 2011 reflects a positive trend in net results and the Company forecasts a positive net income for fiscal year 2012.

Gold mined during the fourth quarter of fiscal year 2011 increased by 36% compared to the previous quarter. This improvement contributed to a 72% increase in gold stockpiled for the on/off leach pad project forecasted for initial production during the second quarter of fiscal year 2012.

Gold poured during the fourth quarter of fiscal year 2011 increased by 30% compared to the previous quarter. Cash costs per ounce of gold sold during the fourth quarter represent an improvement of 9% compared to the previous quarter as a result of higher sales combined with reductions in operating costs. Fourth quarter cash costs of US$557 per ounce of gold sold represents the lowest cash cost per ounce of gold sold during the fiscal year.

In addition, during the fourth quarter, the Company filed an updated National Instrument 43-101 compliant mineral resource and reserve report for its Molejon Gold Project, upgrading measured and indicated resources to a proven and probable reserve of 643,266 contained gold ounces (15.3Mt @ 1.30g/t Au, average metallurgical recovery of 91.1%) as of the October 1, 2010, production cut-off. This represents an increase of 61% over the previous calculated reserve as of the October 1, 2010, production cut-off.

Financial and operational conditions improved during the fiscal year ended May 31, 2011, as evidenced by an increase of 44% in the Company’s total assets and a decrease of 6% in its total liabilities, both compared to May 31, 2010. Petaquilla’s cash position as of the end fiscal year 2011 was US$11.9 million, an increase of 80% compared to its previous year end.

Regarding the Company’s infrastructure subsidiary, Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”), a leasing facility in the amount of US$10 million has been signed with a major Panamanian bank for the acquisition of mining and trucking equipment required to respond to the Company’s planned mining rate increase from a daily level of 7,500t to 40,000t. This equipment will also strengthen PDI

Panama’s capacity to extract and deliver construction grade aggregates from the Company’s Molejon open pit and provide additional capacity for the Company’s ongoing exploration projects at its satellite concessions.

In terms of sustainable growth strategy, during the fourth quarter of fiscal year 2011 the Company entered into a binding letter of intent with Iberian Resources Corp (“Iberian”), pursuant to which the Company proposed to acquire all of the outstanding shares of Iberian. Iberian owns 100% of the Lomero-Poyatos mine, located about 110 kilometres northeast of Seville, in the heart of the Iberian Pyrite Belt, and also owns several other exploration licenses in Iberia. This transaction has been approved by Iberian’s shareholders and also by Petaquilla’s shareholders at the special meeting held August 31, 2011. With this acquisition, the Company added approximately 2Moz of gold and 42Moz of silver to its inferred resources.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.